MET INVESTORS SERIES TRUST

AMENDMENT NO. 2 TO THE INVESTMENT SUBADVISORY AGREEMENT

(MetLife Balanced Plus Portfolio)

This Amendment No. 2 to the Investment Subadvisory Agreement (the “Agreement”) dated May 1, 2011, as amended March 6, 2013, by and between MetLife Advisers, LLC, (the “Adviser”), and Pacific Investment Management Company LLC (the “Subadviser”) with respect to the MetLife Balanced Plus Portfolio, a series of the Met Investors Series Trust, is entered into effective the 13th of February, 2014.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets
MetLife Balanced Plus Portfolio	0.375% of first $1 billion of such assets plus 0.350% on next $1.5 billion of such assets plus 0.325% on next $2.5 billion of such assets plus 0.300% of such assets over $5 billion.

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 13th day of February, 2014.

METLIFE ADVISERS, LLC		PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Jeffrey L. Bernier	By:	/s/ Brent Holden
	Jeffrey L. Bernier	Name:	Brent Holden
	Senior Vice President	Title:	Managing Director